CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR.  THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

July 15, 2013

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Ajay Koduri, Attorney-Advisor Larry Spirgel, Assistant Director Robert Shapiro, Staff Accountant Robert S. Littlepage, Accountant Branch Chief

Re:	YuMe, Inc. Registration Statement on Form S-1 Initially Filed July 2, 2013 File No. 333-189772

Ladies and Gentlemen:

On behalf of YuMe, Inc. (“Company”), and in connection with the submission of a letter dated May 3, 2013 (“First Response Letter”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in your letter dated April 23, 2013 (“First Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 first confidentially submitted by the Company with the Securities and Exchange Commission on April 3, 2013, and then filed by the Company with the Securities and Exchange Commission on July 2, 2013 (“Registration Statement”), we submit this supplemental letter to further address comment 1 of the First Comment Letter.

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY YUME, INC.

YUME - 1

United States Securities and Exchange Commission

Division of Corporation Finance
July 15, 2013

The Company advises the Staff that it currently estimates a preliminary price range of $**** per share (approximately $**** on a pre-split basis) to $**** per share (approximately $**** on a pre-split basis) for the proposed offering, assuming a **** reverse stock split in connection with the proposed offering, prior to the filing of the pre-effective amendment to the Registration Statement that will contain the preliminary prospectus used to market the proposed offering.  The estimated range and the size of the reverse stock split are preliminary and subject to change.

The Company further advises the Staff that it has received a current valuation report that is based on the market comparable approach utilizing guideline public companies and which concludes on a common stock value of $**** per share as of July 3, 2013.  This valuation assumes an average discount for lack of marketability (“DLOM”) of ****%, which the preliminary price range above does not.  Therefore, a fairer comparison for the July 3, 2013 valuation is a price, before DLOM, of approximately $**** per share, which is within the preliminary price range discussed above.  This valuation will likely be used for a presently undetermined number of stock option grants that the Company anticipates making in the next few weeks.  This valuation is substantially in line with the valuation reflected by the low end of the proposed initial public offering price range as determined in consultation with our lead underwriters.  In view of the steady and methodical progression of the Company’s common stock valuation, the proposed initial public offering price range and the most recent valuation for which additional grants are to be made, the Company believes that there is not a material difference between the estimated public offering price range and the fair value of its common stock used for the stock option grants made, or to be made, in 2013. The Company believes that the descriptions of the valuation assumptions that were used for the historic valuations, all of which are contained in the Registration Statement, are sufficient.  The Company notes that the primary difference in the valuations was the fact that the preliminary price range necessarily assumes that the initial public offering had occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the fair value determination during 2013.

Accordingly, the Company believes that its accounting for stock-based compensation is appropriate and that no additional disclosure regarding the differences in the estimated public offering price range and the fair value of the common stock at the various grant dates would be material to investors.

The Company also notes that it currently expects to include a $2.00 price range within this range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business developments impacting the Company.  The Company expects to include the price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, which it anticipates could commence as soon as July 29, 2013. We are providing this information to you supplementally to facilitate your review process.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY YUME, INC.

YUME - 2

United States Securities and Exchange Commission

Division of Corporation Finance
July 15, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,

/s/ Horace Nash

Horace Nash
Fenwick & West LLP

Enclosure

cc:	Jayant Kadambi, Chief Executive Officer
Timothy Laehy, Chief Financial Officer
Paul T. Porrini, Esq., General Counsel and Secretary
YuMe, Inc.

Cynthia C. Hess, Esq.
Niki Fang, Esq.
Fenwick & West LLP

Danny Wallace
Kimberly Doyle
PricewaterhouseCoopers LLP

Douglas Smith, Esq.
Stewart McDowell, Esq.
Brandon W. Loew, Esq.
Gibson, Dunn & Crutcher LLP

CONFIDENTIAL TREATMENT REQUESTED BY YUME, INC.

YUME - 3